SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





       RYANAIR'S CUSTOMER SERVICE STATISTICS FOR NOVEMBER 2003

Ryanair, Europe's No.1 low fares airline, today (11th Dec 03) released its customer service statistics for November 2003. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -92% of all Ryanair's 14,533 flights during November arrived on time.

   -Ryanair has set the standard as the No.1 on-time airline beating easyjet every week this year and as the No. 1 airline for the fewest cancellations.

   -Complaints registered at less than 1(0.44) complaint per 1000 passengers.

   -Mislaid baggage registered at less than 1(0.54) mislaid bag per 1000 passengers.



PASSENGER STATISTICS - NOV 03                        2002         2003
-------------------------                            ------      -------
On-time flights                                        86%          92%
-------------------------                            ------      -------
Complaints per 1000 pax                              0.68         0.44
-------------------------                            ------      -------
Baggage complaints per 1000 pax                      0.77         0.54
-------------------------                            ------      -------
Complaints answered within 7 days                    n/a          100%
-------------------------                            ------      -------


EndsThursday 11th December 2003


For further information:     Paul Fitzsimmons              Pauline McAlester
                             Ryanair                       Murray Consultants
                             Tel: + 353 1 812 1228Tel:     + 353 1 4980 300

Ryanair Monthly Statistics Compared with Association of European Airlines
The following are based on the Association of European Airlines monthly performance statistics for our major competitors for the month October 2003 and figures published on airline websites.



Ryanair No. 1 on time airline in Europe

Airline                                         Ranking             %
--------------                            ---------------        -------
Ryanair                                               1           93.1
--------------                            ---------------        -------
SAS                                                   2           88.9
--------------                            ---------------        -------
Air France                                            3           80.2
--------------                            ---------------        -------
British Airways                                       4           79.8
--------------                            ---------------        -------
Lufthansa                                             5           79.6
--------------                            ---------------        -------
Easyjet                                               6             78
--------------                            ---------------        -------
Alitalia                                              7           66.1
--------------                            ---------------        -------
                         % Flights arriving within 15 minutes of scheduled time
                                        --------------------------------



Ryanair No. 1 airline for fewest lost bags


Airline              Ranking            Baggage Lost Per 1000 Passengers
-----------        -----------                         -----------------
Ryanair                    1                                      0.62
-----------        -----------                         -----------------
SAS                        2                                       7.7
-----------        -----------                         -----------------
Air France                 3                                      12.7
-----------        -----------                         -----------------
Lufthansa                  4                                      14.8
-----------        -----------                         -----------------
Austrian                   5                                      15.2
-----------        -----------                         -----------------
British Airways            6                                        16
-----------        -----------                         -----------------
Alitalia                   7                                      19.5
-----------        -----------                         -----------------
easyJet                             Refuse to Publish
-----------                     --------------------------



Ryanair No. 1 airline for fewest cancellations


Airline                        Ranking               % flights completed
-----------                -----------                 -----------------
Ryanair                            1                             99.76
-----------                -----------                 -----------------
British Airways                    2                              99.5
-----------                -----------                 -----------------
Lufthansa                          3                              99.3
-----------                -----------                 -----------------
Alitalia                           4                              99.1
-----------                -----------                 -----------------
SAS                                5                                99
-----------                -----------                 -----------------
Air France                         6                              98.6
-----------                -----------                 -----------------
Austrian                           7                              98.3
-----------                -----------                 -----------------
easyJet                              Refuse to Publish
-----------                      --------------------------


Ryanair beats easyJet every week on punctuality


                                      On Times
     Week Ending                Ryanair        easyJet            Ryanair
                                                                  Position
       06-Jan                     81%            72%                 1
       12-Jan                     84%            76%                 1
       19-Jan                     93%            86%                 1
       26-Jan                     97%            88%                 1
       02-Feb                     81%            64%                 1
       09 Feb                     90%            63%                 1
       16 Feb                     89%            73%                 1
       23-Feb                     86%            72%                 1
       02- Mar                    91%            79%                 1
       09-Mar                     88%            81%                 1
       16-Mar                     94%            86%                 1
      23-March                    86%            82%                 1
      30-March                    93%            78%                 1
       6-April                    92%            68%                 1
      13-April                    95%            79%                 1
      20-April                    93%            78%                 1
      27-April                    97%            81%                 1
       05 May                     91%            75%                 1
       11-May                     94%            81%                 1
       18-May                     92%            70%                 1
       25-May                     91%            NA                  1
        1-Jun                     90%            63%                 1
        8-Jun                     90%            62%                 1
       15-Jun                     95%            77%                 1
       22-Jun                     94%            74%                 1
       29-Jun                     92%            72%                 1
       06 Jul                     92%            67%                 1
       13 Jul                     96%            78%                 1
       20 Jul                     88%            71%                 1
       27 Jul                     94%            71%                 1
       03 Aug                     93%             ??                 1
       10 Aug                     89%            75%                 1
       17 Aug                     92%            74%                 1
       24 Aug                     95%            78%                 1
       31-Aug                     90%            73%                 1
       07-Sep                     93%            69%                 1
       14-Sep                     94%            78%                 1
       21-Sep                     96%            80%                 1
       28-Sep                     94%            79%                 1
       05-Oct                     94%            79%                 1
       12-Oct                     96%            81%                 1
       19- Oct                    95%            77%                 1
       26- Oct                    88%            75%                 1
       2 - Nov                    93%            77%                 1
       9 - Nov                    94%            86%                 1
      16 - Nov                    91%            79%                 1
      23 - Nov                    92%            84%                 1
      30 - Nov                    91%            83%                 1





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 December, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director